# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Miluna Acquisition Corp, CIK 0002077033
CUSIP: G6180J126
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 12F, No. 43, Cheng Gong Road, Sec 4, Neihu, Taipei, Taiwan (F5), 114
Date of event which requires filing of this statement: 10/24/2025
Filed by CIK 0002082088
Persons authorized to receive notices and communications: Miluna Acquisition Corp, 12F, No. 43, Cheng Gong Road, Sec 4, Neihu, Taipei, Taiwan (F5), 114, 886 900-605-199

## Reporting persons
- MilunaC Technology Limited (CIK 0002082088): type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 1,848,100; shared voting power 0; sole dispositive power 1,848,100; shared dispositive power 0; aggregate amount beneficially owned 1,848,100 (20.93% of the class)
  Comment: (1) Consists of 1,848,100 ordinary shares, including 203,100 ordinary shares underlying 203,100 units, with each unit consisting of one ordinary share and one redeemable warrant.
  
  (2) Percentage is calculated based on 8,828,100 ordinary shares issued and outstanding, including 6,900,000 shares underlying 6,900,000 outstanding units, each unit consisting of one ordinary share and one redeemable warrant.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Miluna Acquisition Corp
Address of issuer's principal executive offices: 12F, No. 43, Cheng Gong Road, Sec 4, Neihu, Taipei, Taiwan (F5), 114

## Item 2. Identity and Background
Name of person filing: MilunaC Technology Limited, the Issuer's sponsor (the "sponsor"), is the record holder of the securities reported herein. MilunaC Technology Limited is referred to herein as the "Reporting Person."
Residence or business address: The business address of the Reporting Person is c/o Miluna Acquisition Corp, 12F, No. 43, Cheng Gong Road, Sec 4, Neihu, Taipei, Taiwan.
Present principal occupation or employment: The principal business of MilunaC Technology Limited is to act as a holding company for its investment in the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Citizenship: MilunaC Technology Limited is a BVI business company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 30, 2025, the sponsor and the Issuer entered into a securities subscription agreement, pursuant to which the sponsor purchased an aggregate of 1,725,000 ordinary shares for an aggregate of $25,000. On July 18, 2025, the sponsor transferred an aggregate of 80,000 ordinary shares to the officers and directors, following which the sponsor held 1,645,000 ordinary shares (the "insider shares"). The source of the funds is investment income.

On October 24, 2025, in connection with the closing of the Issuer's initial public offering, the sponsor acquired 194,100 units (the "private units") of the Issuer, each private unit consisting of one ordinary share (the "private shares") and one redeemable warrant. The private units were purchased at $10.00 per unit for an aggregate purchase price of $1,941,000. On October 25, 2025, the underwriters of its previously announced IPO notified the Issuer of the exercise of the over-allotment option in full and the over-allotment option closed on October 28, 2025. Simultaneously with the closing of the over-allotment option, the sponsor acquired, at a price of $10.00 per unit, 9,000 private units in a private placement for an aggregate purchase price of $90,000. The source of the funds is investment income.

The sponsor agreed, but is not obligated, to provide the Issuer up to $3,000,000 in working capital loans and it may elect to convert such loans into private units, at the price of $10.00 per unit.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 above is incorporated into this Item 4 by reference. The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

Except as described in this Statement, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Person acquired the shares reported herein for investment purposes. The Reporting Person intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the ordinary shares, conditions in the securities markets and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with shareholders of the Issuer or other third parties about the Issuer and the Reporting Person's investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional ordinary shares and/or other securities, selling some or all of its ordinary shares and/or other securities, or changing its intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
On June 30, 2025, the sponsor and the Issuer entered into a securities subscription agreement, pursuant to which the sponsor purchased an aggregate of 1,725,000 ordinary shares for an aggregate of $25,000. On July 18, 2025, the sponsor transferred an aggregate of 80,000 ordinary shares to the officers and directors, following which the sponsor held 1,645,000 ordinary shares. The source of the funds is investment income.

On October 24, 2025, in connection with the closing of the Issuer's initial public offering, the sponsor acquired 194,100 units of the Issuer, each private unit consisting of one ordinary share and one redeemable warrant. The private units were purchased at $10.00 per unit for an aggregate purchase price of $1,941,000. On October 25, 2025, the underwriters of its previously announced IPO notified the Issuer of the exercise of the over-allotment option in full and the over-allotment option closed on October 28, 2025. Simultaneously with the closing of the over-allotment option, the sponsor acquired, at a price of $10.00 per unit, 9,000 private units in a private placement for an aggregate purchase price of $90,000. The source of the funds is investment income.

Except as set forth in this Statement, the Reporting Person has not engaged in any transaction during the past 60 days with respect to the ordinary shares of the Issuer.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 of this Statement is hereby incorporated by reference into this Item 6, as applicable.

Securities Subscription Agreement

On June 30, 2025, the Issuer and sponsor entered into a subscription agreement, pursuant to which the sponsor purchased an aggregate of 1,725,000 ordinary shares from the Issuer for an aggregate purchase price of $25,000. On July 18, 2025, the sponsor transferred a total of 80,000 ordinary shares to the officers and directors pursuant to executed share transfer agreements.

Letter Agreement

On October 22, 2025, in connection with the Issuer's initial public offering, the sponsor entered into a letter agreement (the "letter agreement") with the Issuer, pursuant to which the Reporting Person agreed, subject to certain customary exceptions:

(i) to waive, with respect to the undersigned's Insider Shares and Ordinary Shares underlying the private units (the "private shares"), their redemption rights with respect to any shares or warrants held by them in connection with the completion of the Issuer's initial business combination; (ii) to waive any and all claims with respect to their insider shares and private shares and any claim they may have in the future as a result of, or arising out of, any contracts or agreements with the Issuer, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if the Issuer fails to complete an initial business combination within the required period and to liquidating distributions from assets outside the trust account, and to not seek recourse against the trust account for any reason whatsoever; (iii) to vote any shares held by them in favor of the Issuer's initial business combination; and (iv) not to propose, or vote in favor of any amendment to the Issuer's memorandum and articles of association with respect to the Issuer's pre-business combination activities unless the Issuer provides public shareholders with the opportunity to redeem their ordinary shares for cash upon such approval in accordance with such amended and restated memorandum and articles of association.

The sponsor has agreed not to transfer, assign or sell any of their insider shares until the earlier to occur of: (i) six months after the completion of the Issuer's initial business combination; and (ii) subsequent to the initial business combination, (A) the date on which the Issuer completes a liquidation, merger, share exchange, reorganization or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property, (B) the last reported sale price of the Issuer's ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing any time 150 days after completion of an initial business combination.

In addition, the sponsor shall not transfer any private units and underlying securities until 30 days after the completion of an initial business combination if the Issuer completes a transaction after the initial business combination which results in all of the Issuer's shareholders having the right to exchange their shares for cash, securities or other property.

Private Units Purchase Agreement

On October 22, 2025, in connection with the Issuer's initial public offering, the sponsor entered into a Private Units Purchase Agreement (the "purchase agreement") with the Issuer, pursuant to which the sponsor committed to purchase 194,100 private units (or 203,100 private units if the underwriters' option to purchase additional units is exercised in full) at a price of $10.00 per unit ($1,941,000 in the aggregate, or $2,030,100 in the aggregate if the underwriters' option to purchase additional units is exercised in full) in a private placement that will close simultaneously with the closing of the Issuer's initial public offering. Pursuant to the purchase agreement, the sponsor agreed (i) the private units and underlying securities will not be transferable until 30 days after the completion of a business combination (subject to certain exceptions described in the letter agreement), (ii) to vote the private shares in favor of any proposed business combination, (iii) not to propose, or vote in favor of any amendment to the Issuer's memorandum and articles of association with respect to the Issuer's pre-business combination activities unless the Issuer provides public shareholders with the opportunity to redeem their ordinary shares for cash upon such approval in accordance with such amended and restated memorandum and articles of association, and (iv) to waive any and all redemption rights and right to participate in any liquidation distribution with respect to the private shares (but will participate in liquidation distributions with respect to any units or Ordinary Shares purchased in the IPO or in the open market) if the Issuer fails to consummate a business combination.

References to and descriptions of the letter agreement and the purchase agreement herein are qualified in their entirety by reference to the letter agreement and the purchase agreement, which are attached as exhibits hereto and incorporated herein by reference.

Registration Rights Agreement

On October 22, 2025, in connection with the Issuer's initial public offering, the Issuer and the sponsor entered into a registration rights agreement (the "registration rights agreement"). Pursuant to the registration rights agreement, the sponsor, and the other parties thereto are entitled to registration rights for the ordinary shares beneficially held by them immediately prior to the Issuer's IPO in addition to certain other securities. The holders of a majority of these securities are entitled to make a written demand for registration of all or part of their registrable securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to consummation of the Issuer's business combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Securities Subscription Agreement, dated June 30, 2025, by and between the Issuer and MilunaC Technology Limited (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed with the Securities and Exchange Commission on September 2, 2025)

2 Letter Agreement, dated October 22, 2025, by and among the Issuer, MilunaC Technology Limited, and the officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2025).

3 Registration Rights Agreement, dated October 22, 2025, by and between the Issuer, MilunaC Technology Limited and the Holders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2025).

4 Private Units Purchase Agreement, dated October 22, 2025, by and between the Issuer and MilunaC Technology Limited (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 28, 2025).

## Signatures
- MilunaC Technology Limited: /s/ Hao Yuan, Hao Yuan, Director (11/17/2025)